Financial Performance for the Quarter and Year ended March 31, 2021 Jatin Dalal Chief Financial Officer Wipro Limited Exhibit 99.2

Revenue for the Quarter $ 2.15 Bn IT services Growth on Constant Currency Basis: QoQ: 3.0% YoY: 0.5% ₹ 162.5 Bn IT Services Revenue | USD Gross Revenue | INR $ Mn INR Mn

Revenue for the Year $ 8.14 Bn IT Services Growth on Constant Currency Basis: YoY: -2.3% ₹619.4 Bn IT Services Revenue | USD Gross Revenue | INR $ Mn INR Mn

Operating Margin for the Quarter 21.0 % QoQ/YoY growth IT services OM QoQ: -0.7% YoY: 3.4% ₹34.2 Bn IT Services Operating Margin Operating Profit (Wipro Ltd.) in INR IT Services Operating Margin refers to our segment results INR Mn

Operating Margin for the Year 20.3 % YoY growth- IT services OM YoY: 2.2% ₹123.1 Bn IT Services Operating Margin Operating Profit (Wipro Ltd.) in INR IT Services Operating Margin refers to our segment results INR Mn

Net Income for the Quarter YoY growth Net Income: 27.8% EPS: 31.8% Net income refers to the profit attributable to equity share holders of the company ₹ 29.7 Bn ₹ 5.39 Net Income | INR Earnings Per Share | INR INR Mn INR Mn

Net Income for the Year Net income refers to the profit attributable to equity share holders of the company ₹ 107.9 Bn ₹ 19.11 Net Income | INR Earnings Per Share | INR YoY growth Net Income: 11.0% EPS: 14.6% INR Mn INR Mn

Cash Flow Metrics for the Year Operating Cash Flow is at 136.7% of Net Income. Free Cash Flow is at 119.3% of Net Income. ₹ 147.6 Bn ₹ 128.7 Bn Operating Cash Flow | INR Free Cash Flow | INR *Non-GAAP measures walk has been provided in the annexure INR Mn INR Mn

Other highlights We closed 12 large deals resulting in a TCV of $1.4Bn Customer count in >$100 Mn account moved from 10 to 11, > 75Mn moved from 24 to 27 and > 50Mn account moved from 38 to 40 in Q4’21 Gross addition of 18,000+ employees which includes onboarding of more than 2,850 freshers in Q4’21 Announced our largest ever acquisition- Capco during the quarter Offshore revenue mix is at 54.5% and Gross Utilization is at 76.7% for Q4’21 Completed Buyback of 237.5 Mn equity shares for an aggregate amount of ₹ 95 billion (1.3 Bn1), excluding buyback Tax Notes: For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = 73.14, as published by the Federal Reserve Board of Governors on March 31, 2021.

Outlook for quarter ending June 30, 2021 QoQ growth 2.0% to 4.0% We expect the revenue from our IT Services business to be in the range of $2,195 million to $2,238 million* This does not include revenue from our recently announced acquisitions of Capco and Ampion Outlook is based on the following exchange rates: GBP/USD at 1.39, Euro/USD at 1.20, AUD/USD at 0.78, USD/INR at 72.76 and CAD/USD at 0.78

Thank You

Reconciliation of selected GAAP measures to Non-GAAP measures (1/2) Reconciliation of Gross Cash and Net Cash as of March 31, 2021 Reconciliation of Free Cash Flow for three months and year ended March 31, 2021 Notes: For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = 73.14, as published by the Federal Reserve Board of Governors on March 31, 2021.

Reconciliation of selected GAAP measures to Non-GAAP measures (2/2) Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn): Three Months ended March 31, 2021 IT Services Revenue as per IFRS $2,152.4 Effect of Foreign currency exchange movement $ (18.7) Non-GAAP Constant Currency IT Services Revenue based on $2,133.7 previous quarter exchange rates Three Months ended March 31, 2021 IT Services Revenue as per IFRS $2,152.4 Effect of Foreign currency exchange movement $ (68.8) Non-GAAP Constant Currency IT Services Revenue based on $2,083.6 exchange rates of comparable period in previous year Year ended March 31, 2021 IT Services Revenue as per IFRS $8,136.5 Effect of Foreign currency exchange movement $ (72.2) Non-GAAP Constant Currency IT Services Revenue based on $8,064.4 exchange rates of comparable period in previous year

Segment Information As announced on November 12, 2020, in order to broad base our growth, effective January 1, 2021, the Company re-organized IT Services segment to four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).   Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.   Americas 1 includes Healthcare and Medical Devices, Consumer Goods and Lifesciences, Retail, Transportation and Services, Communications, Media and Information services, Technology Products and Platforms, in the United States of America and entire business of Latin America (“LATAM") Americas 2 includes Banking, Financial Services and Insurance, Manufacturing, Hi-tech, Energy and Utilities industry sectors in the United States of America and entire business of Canada Europe consists of United Kingdom and Ireland, Switzerland, Germany, Benelux, Nordics and Southern Europe APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa The two Global Business Lines: iDEAS (Integrated Digital, Engineering & Application Services) will include the following Service Lines - Domain and Consulting, Applications & Data, Engineering and R&D and Wipro Digital iCORE (Cloud Infrastructure, Digital Operations, Risk & Enterprise Cyber Security Services) will include Integrated Cloud Infrastructure (CIS),Digital Operations (DOP) and Risk and Enterprise Cybersecurity Services (CRS)